AmpliTech Group, Inc.

155 Plant Avenue, Hauppauge, NY 11788

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

April 15, 2024

Re:	AmpliTech Group, Inc.
Registration Statement on Form S-3 Filed April 12, 2024
File No. 333-278657

Ladies and Gentlemen:

Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Avital Perlman, Esq. at (646) 810-0610 or via email at aperlman@srfc.law with any questions or comments.

Sincerely,

/s/ Fawad Maqbool
Fawad Maqbool

cc: (via email)

Avital Perlman, Esq.